[Letterhead]

August 31, 2006

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Brad Skinner

Re:	@Road, Inc.
Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarter ended June 30, 2006
File No. 000-31511

Dear Mr. Skinner:

We received the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 18, 2006 (the “SEC Comment Letter”) regarding the above referenced Form 10-K for the year ended December 31, 2005 (the “Form 10-K”) and Form 10-Q for the quarter ended June 30, 2006 (the “Form 10-Q”) of @Road, Inc. (“@Road” or the “Company”). We are delivering this letter to you to respond to the comments set forth in the SEC Comment Letter. The numbered responses set forth below contain the Staff’s comments and correspond to the numbered comments contained in the SEC Comment Letter. The Company’s responses are set forth in bold type.

Form 10-K for the Year Ended December 31, 2005

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the years ended December 31, 2005, 2004 and 2003

Benefit from Income Taxes, page 36

1.                                       We note your disclosure that for the year ended December 31, 2005, you determined that a previous valuation allowance established against your deferred tax assets was no longer necessary. Your conclusions were based on your evaluation of current evidence and the corresponding effect on your estimate of future taxable income. Accordingly, you reversed your deferred tax valuation allowance in the amount of approximately $42.9 million, of which approximately $36.1 million was recorded as a benefit in the statement of operations. SFAS 109, paragraph 25, requires that all available evidence both positive and negative should be considered to determine whether a valuation allowance is needed. Further, it states that the historical information should be supplemented by all currently available information about future years. Tell us the evidence you considered in arriving at your conclusions. We note you recognized an operating loss in fiscal 2005. Explain how that loss impacted your valuation analysis.

Through the second quarter of 2005, the Company maintained a full valuation allowance in relation to its operating losses and other tax attributes in the United States of America as it was not more likely than not that the deferred tax assets would be utilized. At June 30, 2005, the Company’s operations in the United States of America had achieved two rolling years of profitability. Under the Company’s hosted business model, most costs are fixed. Once the Company has attained a certain volume of subscribers, it is reasonable to assume sustained profitability based on an assumption that this level of subscribers is maintained. Accordingly, the Company considered a rolling two years of historical profitability as a reasonable timeframe and basis to support the expectation of future profitability. At June 30, 2005, however, there were two significant uncertainties that could have had a significant impact on our assessment of historical trends as indicators of future profitability. These uncertainties related to the completion of the installation and upgrade obligations on a significant customer contract and the migration of a portion of the Company’s subscribers to more modern communications network (see additional details below). During the third quarter of 2005, the Company evaluated whether it was more likely than not that the deferred tax assets would be utilized and the Company determined that the valuation allowance related to its deferred tax assets in the United States of America was no longer required due primarily to the continuation of a rolling two years of profitability in the USA and the successful resolution of the aforementioned customer installation and subscriber migration.

The following represents both the positive and the negative evidence considered by the Company to determine if the valuation allowance was still required at the end of the third quarter of 2005.

Positive Evidence

The nature of the Company’s business model — recurring revenues and primarily fixed infrastructure expenses — suggested that sustained profitability would be likely if the United States of America operations maintained or increased its subscriber base. The Company analyzed potential utilization of deferred tax assets based on both a growth model and the Company’s rolling two year historical average of annual profitability of $7.7 million. The Company determined that both scenarios would result in the utilization of substantially all of the Company’s tax attributes with a portion expected to expire prior to utilization. The Company maintained a valuation allowance for those tax attributes expected to expire.

The Company signed an agreement in October 2004 with a new customer (SBC) for approximately 32,000 units, with a potential of up to 45,000 units. Although the implementation began in the fourth quarter of 2004, the Company was unable to recognize revenue at that time because of certain specified deliverables contained in the contract. During the third quarter of 2005, the Company was able to meet its specific contract obligations which allowed for the commencement of revenue recognition which is expected to provide revenue streams for the related services of approximately $1.2 million per month over the 5 year duration of the contract with nominal related direct costs.

Cellular digital packet data (“CDPD”) is an older wireless technology that has largely been superseded in the industry by more modern protocols and the related networks shut down. However, such protocol was the underlying communication protocol for our initial service offering and through June 30, 2005, approximately 15,000 subscribers, excluding Verizon, had not yet concluded whether or not to migrate to a new protocol and continue the service. In the third quarter of 2005, the Company completed a substantial portion of the migration of its subscribers using the CDPD wireless network to more up-to-date network protocols. As of September 30, 2005, the volume of subscribers, excluding Verizon, discussed below, uncommitted as to their migration plans was only 3,700 subscribers. The Company believed that it would successfully migrate at least a portion of those remaining uncommitted subscribers and that the impact of any loss of subscribers would not be significant on a go forward basis.

Negative Evidence

New customer installations flattened in 2004 in comparison to prior years, as a result of competition, pricing pressure and the lack of strategic customer wins. This trend continued through the third quarter of 2005 as net subscriber additions were effectively zero. Net subscriber additions excluded additions related to the SBC implementation and adjusted for losses attributable to CDPD network shutdown. While the Company believed that it would obtain additional strategic customers in the future, the length of time involved in the sales cycle continued to extend to as long as one year, adding uncertainty to short-term performance.

At December 31, 2004, the overall hosted average revenue per user was $50.47 per month compared to $48.15 per month at September 30, 2005. This change was reflective of the migration of the Company’s subscribers using the CDPD wireless network to more up-to-date network protocols and the general shift from bundled to unbundled carrier arrangements with customers. Arrangements in which customers contract directly with wireless carriers for the wireless airtime component of the Company’s solutions are referred to as “unbundled.” Conversely, arrangements in which the Company contracts directly with customers for the wireless airtime portion are referred to as “bundled”. The Company is impartial as to whether the arrangements are bundled or unbundled as the gross margin is the same for both types of arrangements. Pricing pressures related to both competition as well as the maturity of the market were anticipated to result in a decline in average revenue per user over time.

As of September 30, 2005, Verizon Communications, one of the Company’s largest installed customers, had yet to award its new contract for MRM solutions for 2006 and beyond. In the event that Verizon were to end its relationship with the Company, the arrangement with SBC was expected to cover the loss of subscribers and provide a small incremental growth.

Conclusion

Given the Company’s rolling two years of historical profitability, the nature of the Company’s business model, the forecast for future profitability in the United States of America and the resolution of two significant uncertainties during the third quarter of 2005, the Company determined that a full valuation allowance against its deferred tax assets was no longer necessary as it was more likely than not that the deferred tax assets would be realized in future periods.

As shown in the Company’s segment footnote to the consolidated financial statements, the Company’s operations in the United States of America (described as “hosted” in the segment footnote) had operating income for the years ended December 31, 2005 and 2004. The operating loss in fiscal 2005 relates strictly to the Company’s operations in the United Kingdom (described as “licensed” in the segment footnote). Please note, the Company did not maintain a valuation allowance in relation to its operating losses in the United Kingdom as these net loss carryforwards never expire. The Company acquired the operations in the United Kingdom in February 2005 with the anticipation that the operations in the United Kingdom would be developed into a profitable position in future periods thus utilizing such net operating loss carryforwards. In addition, the Company had substantial deferred tax liabilities available to recover the deferred tax assets in the United Kingdom. Accordingly, the consolidated operating loss in 2005 did not impact the Company’s decision to reverse the valuation allowance related to our deferred tax assets in the United States of America.

2.                                       Further, we note that a material weakness was identified as it related to your ability to accurately calculate or perform a timely review of the annual tax provision for 2005. Tell us how this material weakness was taken into consideration in determining the timing and recognition of the reversal of the deferred tax valuation allowance.

As discussed in our response to Question 1 above, during the third quarter of 2005, the Company completed an analysis of its tax valuation allowance and determined that it was more likely than not that the deferred tax assets would be realized in future periods and therefore, a full tax valuation allowance was no longer needed. After having made that determination, and as part of the Company’s fourth quarter 2005 closing process and assessment of internal control over financial reporting, an internal control deficiency was identified that constituted a material weakness. The Company did not accurately calculate, or perform a timely review of, the annual tax provision for 2005. This deficiency in operation of internal control over financial reporting did not affect any periods prior to the fourth quarter of 2005. For these reasons, this material weakness was not taken into consideration in determining the timing and recognition of the reversal of the deferred tax valuation allowance.

Item 9A.  Controls and Procedures

Disclosure Controls, page 44

3.                                       We note that “within 90 days prior to the date of filing this report” you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures. Tell us how you consider Section F of Release No. 33-8238, which changed the evaluation date for disclosure controls to “as of the end of the period” covered by the annual or quarterly reports.

Commission Release No. 33-8238 (the “Release”), as implemented by Exchange Act Rule 13a-15, requires an issuer’s management to “…evaluate, with the participation of the issuer’s principal executive and principal financial officers, or persons performing similar functions, the effectiveness of the issuer’s disclosure controls and procedures, as of the end of each fiscal quarter….”

The first paragraph of Item 9A of the Form 10-K states that “…within 90 days prior to the date of filing this report…” the Company carried out an evaluation of the effectiveness of its disclosure controls and procedures. In addition, the first sentence of the following paragraph of Item 9A makes it clear to the reader that the effective date of the evaluation is December 31, 2005 (the last day of the period covered by the report). That sentence reads, in part, as follows, “Based upon that evaluation, as of December 31, 2005, our principal executive officer and principal financial officer concluded that….”

Please also note that the language in the first paragraph of Item 9A refers to the time when the evaluation of disclosure controls and procedures was carried out, not the effective date of management’s conclusions. Neither the Release, nor Rule 13a-15 requires a registrant to conduct its evaluation as of the end of the period covered by a report. Instead, both require that management’s statement must be effective as of that date. See SEC Release No. 33-8238, at footnote 97. The second paragraph of Item 9A leaves no doubt that the effective date of management’s statement is December 31, 2005.

In future filings, we propose using language substantially similar to the following:

“Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on this evaluation, our principal executive officer and principal financial officer concluded that as of the end of the period covered by this report….”

Notes to Consolidated Financial Statements

Note 1.  Organization and Summary of Significant Accounting Policies

Intangible Assets, page 70

4.                                       We note that you have assigned an estimated useful life of 10 years to both the core developed technology and the customer relationships acquired in conjunction with the Vidus purchase in February of 2005. Explain to us how the amortization periods were determined. Describe any objective, verifiable and reliable evidence that supports your determinations.

The Company determined the estimated useful life of both the core developed technology and the acquired customer relationships in accordance with SFAS 142, Goodwill and Other Intangible Assets, which indicates that the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.

The core developed technology represents the Taskforce product that had reached technological feasibility as of the acquisition date. The economic life of the technology within the product (including all new product versions) that existed as of the acquisition date was considered to be approximately ten years based on the Company’s historical experience with similar technological products and taking into account the history and high level of integration of the product into our customers’ systems and operations. In 2000, British Telecom put together a highly skilled team to productize the mature, proven technology which at that time was delivering improved quality and earnings for Europe’s leading service providers. Additionally, the economic life is based on the Company’s expectation of the expected life of the underlying technology within the Taskforce product and the anticipated future cash flows from the technology.

The Company acquired Vidus’ customer relationships, which represents the repeat business revenue that is likely to be executed by existing customers. As of the acquisition date, Vidus had two customer relationships, British Telecom and Centrica (“British Gas”). The Company believes the contracts with these customers will be renewed after the existing five year commitment ends in March 2008 due to the fact that the Company’s product is deeply integrated with these customers’ systems such that it would be difficult to remove or replace the products and the fact that the nature of the product is such that the Company’s customers are reliant on the product to schedule their mobile workers. Additionally, the economic life is based on the Company’s expectation of the expected term of the relationship and the anticipated future cash flows from these customer relationships.

Note 17  Quarterly Financial Data, page 82

5.                                       Your quarterly financial data does not include cost of sales or gross profit. Tell us how your disclosures comply with Item 302(a)(1) of Regulation S-K.

The Company presents its statement of operations in accordance with Item 1-02(bb)(1)(ii) of Regulation S-X which requires financial information to include disclosures for net sales or gross revenues, gross profit (or, alternatively, costs and expenses applicable to net sales or gross revenues), income or loss from continuing operations before extraordinary items and net income or loss. As such the Company presents in its statement of operations revenue and costs and expenses and it does not present gross margin.

Item 302(a)(1) of Regulation S-K requires that disclosures shall be made of net sales, gross profit (net sales less costs and expenses associated directly with or allocated to products sold or services rendered), per share data based upon net income (loss), for each full quarter within the two most recent fiscal years and any subsequent interim period for which financial statements are included or are required to be included by Article 3 of Regulation S-K. The Company believed that because cost of sales instead of gross margin was presented on the statement of operations, it did not need to include the gross margin information in its quarterly financial data. Based on further consideration of the requirements in Item 302, the Company will include the gross margin information in its quarterly financial data in its future annual filings.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Notes to Condensed Consolidated Financial Statements

Note 9  Employee Benefit Plans, page 16

6.                                       In conjunction with your adoption of SFAS 123R, it appears you have re-evaluated your conclusions previously reached at December 31, 2005, resulting in a reduced volatility assumption and an increase in the expected life, resulting in the recognition of reduced compensation expense. Please tell us more about your decision to re-evaluate your assumptions.

The Company believed based on its review of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, (“SFAS 123”) and implementation guidance available from public accounting firms and other sources that SFAS 123 placed a high hurdle on deviating from historical experience in estimating expected term and expected volatility. As a result, under SFAS 123 the Company based its estimate of the expected term of its options on the average period that previous stock options had remained outstanding before exercise. Additionally, the Company based estimated volatility on the historical stock-price volatility over the historical time period equal to the expected term of the options. Based on the guidance included in Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), we understand that these assumptions should not be calculated based on such a rigid use of historical data. Therefore, when the Company adopted SFAS 123R, it re-evaluated its assumptions. Subsequent to the adoption of SFAS 123R, the expected term is calculated using historical observed behavior and the implied term for outstanding options.

Subsequent to the adoption of SFAS 123R, the Company gave a 50% weighting to both its implied volatility and its historical volatility. Implied volatility is calculated based on the volatility of the Company’s publicly traded stock options with terms greater than one year. Historical volatility is calculated based on the volatility of the Company’s stock over the estimated life of the option.

The Company accounted for this change in its assumption methodology prospectively to new awards beginning with the adoption of SFAS 123R, in compliance with SFAS 123R paragraph A23 which states that, “assumptions used to estimate the fair value of equity and liability instruments granted to employees should be determined in a consistent manner from period to period…but whichever method is selected, it should be used consistently.…A change in either the valuation technique or the method of determining appropriate assumptions used in a valuation technique or the method of determining appropriate assumptions used in a valuation technique is a change in accounting estimate for purposes of applying APB Opinion No. 20, Accounting Changes, and should be applied prospectively to new awards.”

                                                Per your request, the Company acknowledges that:

•             The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•             Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•             The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                Any comments or questions concerning the Company’s responses to the SEC Comment Letter contained herein should be directed to James D. Fay at 510-870-1273 or Ron Austin at 510-870-1967.

Very truly yours,

/s/ James D. Fay

James D. Fay
Senior Vice President, Corporate Affairs and General Counsel